UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

BELLUS Health Inc.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

07987C204
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07987C204

1	Name Of Reporting Persons Roberto Bellini
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Canada

	5	Sole Voting Power
Number of		1,399,339
Shares	6	Shared Voting Power
Beneficially		4,564,810
Owned By	7	Sole Dispositive Power
Each		1,399,339
Reporting	8	Shared Dispositive Power
Person With		4,564,810
9	Aggregate Amount Beneficially Owned By Each Reporting Person 5,964,149
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent Of Class Represented By Amount In Row 9 10.6%[1]
12	Type of Reporting Person (See Instructions) IN

1      Based on 55,378,660 Common Shares of the Issuer outstanding at January 16, 2020, as reported in the Issuer’s Form F-10/A filed with the Securities and Exchange Commission on January 17, 2020.

CUSIP No. 07987C204

1	Name Of Reporting Persons Carlo Bellini
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Canada

	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		4,564,810
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		4,564,810

9	Aggregate Amount Beneficially Owned By Each Reporting Person 4,564,810
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent Of Class Represented By Amount In Row 9 8.2%(1)
12	Type of Reporting Person (See Instructions) IN

1      Based on 55,378,660 Common Shares of the Issuer outstanding at January 16, 2020, as reported in the Issuer’s Form F-10/A filed with the Securities and Exchange Commission on January 17, 2020.

CUSIP No. 07987C204

1	Name Of Reporting Persons Rocabe Investments Inc.
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Alberta, Canada

	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		4,564,810
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		4,564,810

9	Aggregate Amount Beneficially Owned By Each Reporting Person 4,564,810
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent Of Class Represented By Amount In Row 9 8.2%(1)
12	Type of Reporting Person (See Instructions) CO

1      Based on 55,378,660 Common Shares of the Issuer outstanding at January 16, 2020, as reported in the Issuer’s Form F-10/A filed with the Securities and Exchange Commission on January 17, 2020.

CUSIP No. 07987C204

Item 1 (a).	Name of Issuer:

BELLUS Health Inc. (the “Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

275 Armand-Frappier Blvd.

Laval, Quebec H7V 4A7

Canada

Item 2 (a).	Name of Person Filing:

Roberto Bellini, Carlo Bellini and Rocabe Investments Inc. (together, the “Reporting Persons”)1

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

Mr. Roberto Bellini - 275 Armand-Frappier Blvd., Laval, Quebec H7V 4A7, Canada

Mr. Carlo Bellini - 275 Armand-Frappier Blvd., Laval, Quebec H7V 4A7, Canada

Rocabe Investments Inc. - 275 Armand-Frappier Blvd., Laval, Quebec H7V 4A7, Canada

Item 2 (c).	Citizenship:

Mr. Roberto Bellini and Mr. Carlo Bellini are citizens of Canada.

Rocabe Investments Inc. is a corporation organized under the laws of Alberta, Canada.

Item 2 (d).	Title of Class of Securities:

Common Shares, No Par Value (the “Common Shares”)

Item 2 (e).	CUSIP Number:

07987C204

Item 3.	Not applicable

Item 4.	Ownership

(a) Amount beneficially owned:

Roberto Bellini.

(i) Sole power to vote or to direct the vote of 1,399,339 Common Shares, which includes 811,777 Common Shares issuable pursuant to stock options under the Issuer’s stock option plan, all of which are exercisable within sixty (60) days of February 6, 2020.

(ii) Shared power to vote or to direct the vote of 4,564,810 Common Shares. Mr. Bellini is deemed to be the beneficial owner of such Common Shares because he holds a fifty percent (50%) interest in Rocabe Investments Inc.

(iii) Sole power to dispose or to direct the disposition of 1,399,339 Common Shares, which includes 811,777 Common Shares issuable pursuant to stock options under the Issuer’s stock option plan, all of which are exercisable within sixty (60) days of February 6, 2020.

[1]	Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purposes and each expressly disclaims membership in a group.

CUSIP No. 07987C204

(iv) Shared power to dispose or to direct the disposition of 4,564,810 Common Shares. Mr. Bellini is deemed to be the beneficial owner of such Common Shares because he holds a fifty percent (50%) interest in Rocabe Investments Inc.

Carlo Bellini.

(i) Sole power to vote or to direct the vote of 0 Common Shares.

(ii) Shared power to vote or to direct the vote of 4,564,810 Common Shares. Mr. Bellini is deemed to be the beneficial owner of such Common Shares because he holds a fifty percent (50%) interest in Rocabe Investments Inc.

(iii) Sole power to dispose or to direct the disposition of 0 Common Shares.

(iv) Shared power to dispose or to direct the disposition of 4,564,810 Common Shares. Mr. Bellini is deemed to be the beneficial owner of such Common Shares because he holds a fifty percent (50%) interest in Rocabe Investments Inc.

Rocabe Investments Inc.

(i) Sole power to vote or to direct the vote of 0 Common Shares.

(ii) Shared power to vote or to direct the vote of 4,564,810 Common Shares.

(iii) Sole power to dispose or to direct the disposition of 0 Common Shares.

(iv) Shared power to dispose or to direct the disposition of 4,564,810 Common Shares.

(b) Percent of class:

Roberto Bellini. 10.6%

Carlo Bellini. 8.2%

Rocabe Investments Inc. 8.2%

(c) Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

See Cover Pages Items 5 – 8.

(ii)    Shared power to vote or to direct the vote:

See Cover Pages Items 5 – 8.

CUSIP No. 07987C204

(iii)   Sole power to dispose or to direct the disposition of:

See Cover Pages Items 5 – 8.

(iv)   Shared power to dispose or to direct the disposition of:

See Cover Pages Items 5 – 8.

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below each Reporting Person certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2020

/s/ Roberto Bellini
Name: Roberto Bellini

/s/ Carlo Bellini
Name: Carlo Bellini

ROCABE INVESTMENTS INC.

	By:	/s/ Carlo Bellini
	Name:	Carlo Bellini
	Title:	Co-President

EXHIBITS

Exhibit Number	Title

99.1	Joint Filing Agreement, dated February 6, 2020, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended